Exhibit 99.1

Kenon’s Subsidiary OPC Announces Updated Information Relating to the Private Placement by OPC
Relating to Potential CPV Transaction

Singapore, October 11, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on September 24, 2020, that it entered into agreements with two institutional investors for a conditional private offering of OPC’s ordinary shares in connection with OPC's contemplated acquisition of Competitive Power Ventures group (“CPV”).

OPC announced today that an acquisition agreement has been signed to acquire CPV. Accordingly, the per share price in the private placement has been determined to be NIS29.88 per share, reflecting a 9% discount on the average closing price of OPC’s shares on the five trading days preceding the date of signing the agreement for the acquisition of CPV. The two institutional investors will be issued 11,713,521 ordinary shares of OPC, for a total consideration of NIS 350 million. Following the allocation of the new shares, the two institutional investors will hold 7.55% of OPC shares (and 7.46% of the shares on a fully diluted basis).

This private placement will be completed upon the earlier of (i) the completion of a public issuance of shares by OPC prior to the closing of an acquisition of CPV,  and (ii) notice by OPC to the investors that the conditions for completion of the acquisition of CPV is expected within 7 days.

The issuance of the shares in the private placement will result in Kenon’s stake in OPC being diluted to 64.47%, or 63.73% on a fully diluted basis.

Additional information on the private placement is included in Kenon's Report on Form 6-K submitted to the Securities and Exchange Commission on September 24, 2020.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the agreement for the acquisition of CPV by OPC and the private placement of OPC shares, including the terms and conditions of the offering, timing and conditions of completion, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the acquisition is not completed, within the timeframe set out under the private placement agreements or at all, the risk that the private placement is not carried out as contemplated or at all and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.